Exhibit 99.1

A2Z Announces CFO Appointment

TORONTO, ON, July 13, 2026 – A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) (the “Company” or “A2Z”), a global leader in innovative technology solutions, today announces that Gadi Levin has been appointed Chief Financial Officer effective immediately.

“Gadi brings a wealth of public company experience and a proven track record of disciplined financial management and corporate development,” said Gadi Graus, Executive Chair of A2Z. “His experience in scaling operations and driving profitability will be a tremendous asset. I would also like to thank Alan Rootenberg for his leadership and valuable contributions as our former Chief Financial Officer.”

Mr. Levin commented: “I am excited to join the A2Z team at this dynamic time in the company’s evolution. I look forward to working with the Board and management to optimize our capital allocation and support the Company’s strategic growth initiatives.

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) makes in-store retail smarter by connecting retailers, brands, and shoppers at the Smart Cart. Cust2Mate transforms everyday shopping carts into AI-powered, connected commerce platforms that elevate the in-store experience, turning each visit into a seamless, personalized, and rewarding journey. The Smart Cart platform helps retailers and brands grow revenue through targeted retail media and real-time shopper engagement at the moment purchase decisions are made. It delivers actionable, real-time data that provides full visibility into in-store shopper behavior and decision-making. With its modular, state-of-the-art technology, Cust2Mate enables retailers to increase revenue, optimize store operations, and mitigate loss across their chains at scale. For more information on A2Z Cust2Mate Solutions Corp. and its subsidiary, Cust2Mate Ltd., please visit www.cust2mate.com.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect”, “will” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the market for our products, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other matters detailed in reports filed by the Company with the SEC.

Fusion PR

cust2mate@fusionpr.com

Corporate Contact Information

John Gildea

VP Corporate Communication

John@a2zas.com

00353 86 8238177